UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for July, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | PRODUCTION AND SALES METRICS FOR
THE FINANCIAL YEAR ENDED 30 JUNE 2020; COVID-19 UPDATE AND
LAKE CHARLES CHEMICALS PROJECT (LCCP) STATUS

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

PRODUCTION AND SALES METRICS FOR THE FINANCIAL YEAR ENDED
30 JUNE 2020; COVID-19 UPDATE AND LAKE CHARLES CHEMICALS
PROJECT (LCCP) STATUS

PRODUCTION AND SALES METRICS FOR THE FINANCIAL YEAR ENDED
30 JUNE 2020

Sasol has published its production and sales performance metrics including a hedging update for the year ended 30 June 2020, on the Company´s website at www.sasol.com, under the Investor Centre section or via this URL:
https://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

Sasol is still in the process of completing its year-end processes and plans to issue an updated Trading Statement on or before 31 July 2020.

COVID-19 UPDATE

As of 22 July 2020, Sasol’s total number of COVID-19 infections since the beginning of the pandemic is 774, with the majority of cases recorded in South Africa. There are 561 active cases and two COVID-19 related deaths which occurred in South Africa. The infected employees are receiving our full support. The increase in Sasol’s infection rates is in line with the trend in South Africa. Up to now, there has been no material impact to our operations. The continuous increase in COVID-19 infections within Sasol could potentially impact our operations in the near-term. While we have implemented all regulatory requirements and have the necessary controls in place, we will continue to actively monitor and mitigate the impact.

LCCP STATUS

The last remaining LCCP unit to come online is the Low Density Polyethylene (LDPE)
plant, which was damaged during a fire in January 2020. Repair work to the unit is ongoing and the unit is expected to achieve beneficial operation (BO) before the end of
October 2020. Some challenges were experienced in the completion of the restoration process, resulting in a slight delay to the previous market guidance of a BO date before
September 2020.

Overall project completion was at 99% and capital expenditure amounted to
US$12,7bn.

23 July 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited
Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects
(including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”,
“intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and
“project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 July 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Company Secretary Title: